

April 8, 2011

Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

    Re: Dr. Reddy's Laboratories Limited
           Form 20-F for the Fiscal Year Ended March 31, 2010
           Filed September 22, 2010
           File Number: 001-15182

Dear Mr. Vohra:

      We have completed our review of your filing and do not have any further comments at this time.

                  Sincerely,

                  Joel Parker
                  Accounting Branch Chief